Exhibit 99.2

Not for release, publication or distribution, Directly or indirectly (in whole or in part) in, into or from any Jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction

For immediate release

February 23, 2016

ACTIVISION BLIZZARD COMPLETES KING ACQUISITION

BECOMES THE LARGEST GAME NETWORK IN THE WORLD WITH OVER 500 MILLION USERS

Activision Blizzard’s Non-GAAP 2016 Projections: Revenues of $6.25 Billion, Operating Income of Over $2 Billion

and EPS of $1.751

Santa Monica, CA and London, UK – February 23, 2016 – Activision Blizzard, Inc. (“Activision Blizzard”) (Nasdaq: ATVI) and King Digital Entertainment plc (“King”) (NYSE: KING) today announced the completion of the acquisition of King, under which ABS Partners C.V. (“ABS Partners”), a wholly-owned subsidiary of Activision Blizzard, acquired all of the outstanding shares of King for $18.00 in cash per share, for a total equity value of $5.9 billion.

Bobby Kotick, Chief Executive Officer of Activision Blizzard, said, “We now reach over 500 million users across almost every country, making us the largest game network in the world. We see great opportunities to create new ways for audiences to experience their favorite franchises, from Candy Crush to World of Warcraft to Call of Duty and more, across mobile devices, consoles and personal computers. On behalf of Activision Blizzard, we are delighted to welcome Riccardo, Sebastian, Stephane and all of King’s talented employees to our family.”

Riccardo Zacconi, Chief Executive Officer of King, said, “We are thrilled to now be a part of Activision Blizzard and can’t wait to start working together. I want to thank everyone at King for all of their hard work since we founded the company 13 years ago.  We are excited about the future as we continue developing more exciting games and explore new ways to serve our players and build on the greatest franchises in interactive entertainment.”

King will continue to be led by Chief Executive Officer Riccardo Zacconi, Chief Creative Officer Sebastian Knutsson, and Chief Operating Officer Stephane Kurgan and operate as an independent unit of Activision Blizzard.

[1]

As originally announced in Activision Blizzard’s earnings release dated February 11, 2016. For a reconciliation of non-GAAP items to GAAP, please see the financial reconciliation tables that accompanied that release, which can be found at www.activisionblizzard.com.

Activision Blizzard has a world-class interactive entertainment portfolio of top-performing franchises including two of the top-five-grossing mobile games in the U.S. (Candy Crush Saga®, Candy Crush Soda Saga™)2, the world’s most successful console game franchise (Call of Duty®), and the world’s most successful personal computing franchise (World of Warcraft®), as well as such well known franchises as Blizzard Entertainment’s Hearthstone®: Heroes of Warcraft™, StarCraft®, and Diablo® and Activision Publishing’s Destiny® and Skylanders®, along with over 1,000 game titles in its library.

The acquisition has been effected today by means of scheme of arrangement under Chapter 1 of Part 9 of the Irish Companies Act 2014. The consideration to which King shareholders are entitled to will be despatched by ABS Partners within 14 days in the manner described in the scheme circular relating to the acquisition and in accordance with the requirements of the Irish Takeover Rules. In connection with the completion of the acquisition, King’s ordinary shares ceased to be publicly traded on the New York Stock Exchange as of the close of market yesterday, February 22, 2016, and the listing was suspended before the market opened today.

Contact Information

Media Contacts

Activision Blizzard

Mary Osako

Activision Blizzard, SVP, Global Communications

+1 424 322 5166

Mary.Osako@Activision.com

Sard Verbinnen & Co

For US:

Cassandra Bujarski/Devin Broda

+1 310 201 2040

cbujarski@sardverb.com/dbroda@sardverb.com

For Europe:

Michael Henson/Jonathan Doorley

+44 20 3178 8914

mhenson@sardverb.com/jdoorley@sardverb.com

About Activision Blizzard and ABS Partners

Activision Blizzard, Inc., a member of the S&P 500, is the world’s most successful standalone interactive entertainment company. It develops and publishes games based on some of the most

[2]	For fourth quarter 2015 on both Apple App Store and Google Play Store; according to App Annie.

beloved entertainment franchises, including Call of Duty®, Destiny, Skylanders®, Guitar Hero®, World of Warcraft®, StarCraft®, Diablo®, and Hearthstone®: Heroes of Warcraft™. The company is one of the FORTUNE “100 Best Companies To Work For®” 2015. Headquartered in Santa Monica, California, it has operations throughout the world, and its games are played in 196 countries. Activision Blizzard makes games for leading interactive platforms. Activision Blizzard is a corporation organised and existing under the General Corporation Law of the State of Delaware, USA and is listed to trade on the NASDAQ under the ticker symbol “ATVI”. More information about Activision Blizzard and its products can be found on the company's website, www.activisionblizzard.com.

ABS Partners C.V., a wholly-owned subsidiary of Activision Blizzard, Inc., is a partnership formed in the Netherlands for the purpose of making the acquisition. ABS Partners has not traded since its establishment, nor has it entered any obligations, other than in connection with the acquisition and the financing of the acquisition.

About King

King Digital Entertainment plc (NYSE: KING) is a leading interactive entertainment company for the mobile world. It had a network of 318 million monthly unique users as of fourth quarter 2015, has developed more than 200 exclusive games, and offers games in over 200 countries and regions through its king.com and royalgames.com websites, Facebook, and mobile distribution platforms such as the Apple App Store, Google Play Store and Amazon Appstore. King has game studios in Stockholm, Malmö, London, Barcelona, Berlin, Singapore, and Seattle, along with offices in San Francisco, Malta, Seoul, Tokyo, Shanghai and Bucharest.

Responsibility for this Announcement

The directors of Activision Blizzard, Inc. and the sole manager of ABS Partners I, LLC (in its capacity as the general partner of ABS Partners C.V., a wholly-owned subsidiary of Activision Blizzard, Inc. formed for the purpose of acquiring King Digital Entertainment plc) accept responsibility for the information contained in this Announcement other than the information relating to King, the King Group, and the directors of King and members of their immediate families, related trusts and persons connected with them, for which the directors of King accept responsibility. To the best of the knowledge and belief of the directors of Activision Blizzard, Inc. and the sole manager of ABS Partners I, LLC (in its capacity as the general partner of ABS Partners C.V.) (who have taken all reasonable care to ensure that such is the case), the information contained in this Announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The directors of King accept responsibility for the information contained in this Announcement relating to King, the King Group and the directors of King and members of their immediate families, related trusts and persons connected with them (excepting information regarding Activision Blizzard for which the directors of Activision Blizzard, Inc. and the sole manager of ABS Partners I, LLC accept responsibility). To the best of the knowledge and belief of the directors of King (who have taken all reasonable care to ensure that such is the case), the information contained in this Announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Forward-looking statements

This Announcement, including information referenced in this Announcement, may contain certain "forward looking statements" regarding the financial position, business strategy or plans for future operations of Activision Blizzard, King or their respective boards of directors, as the case may be. All statements other than statements of historical fact included in any document may be forward looking statements. Forward looking statements also often use words such as "believe", "expect", "estimate", "intend", "anticipate" and words of a similar meaning. By their nature, forward looking statements involve risk and uncertainty that could cause actual results to differ materially from those suggested by them. Much of the risk and uncertainty relates to factors that are beyond the companies' abilities to control or estimate precisely, such as future market conditions and the behaviours of other market participants, and therefore undue reliance should not be placed on such statements which speak only as at the date of this Announcement.

Any forward-looking statements in this Announcement are based upon information available to Activision Blizzard, King and/or their respective boards of directors, as the case may be, as of the date of this Announcement and, while believed to be true when made, may ultimately prove to be incorrect.  Subject to any obligations under applicable law, rules and regulations, none of Activision Blizzard, King or any member of their respective boards of directors undertakes any obligation to update any forward-looking statement whether as a result of new information, future developments or otherwise, or to conform any forward-looking statement to actual results, future events, or to changes in expectations. All subsequent written and oral forward-looking statements attributable to Activision Blizzard, King, their respective boards of directors or any person acting on behalf of any of them are expressly qualified in their entirety by this paragraph. None of Activision Blizzard, King, or their respective directors, officers or employees, advisers or any person acting on their behalf, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward looking statements in this Announcement will actually occur.

Further Information

The release, publication or distribution of this Announcement in or into certain jurisdictions may be restricted by the laws of those jurisdictions. Accordingly, copies of this Announcement and all other announcements relating to the acquisition are not being, and must not be, released, published, mailed or otherwise forwarded, distributed or sent in, into or from any restricted jurisdiction. Persons receiving such announcements (including, without limitation, nominees, trustees and custodians) should observe these restrictions. Failure to do so may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies involved in the acquisition disclaim any responsibility or liability for the violations of any such restrictions by any person.

This Announcement is not intended to, and does not, constitute an offer to purchase, sell, subscribe for or exchange, or the solicitation of an offer to purchase, sell, subscribe for or exchange or an invitation to purchase, sell, subscribe for or exchange any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. This Announcement does not constitute a prospectus or an equivalent document and it is not intended to, and does not, constitute or form any part of an offer or invitation to sell or purchase or subscribe for any securities or a solicitation of an offer to buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition or otherwise.

This Announcement has been prepared for the purposes of complying with Irish law and the Irish Takeover Rules and the information disclosed may not be the same as that which would have been disclosed if this Announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside Ireland.

If you are in any doubt as to whether or not you are required to disclose a dealing under Rule 8, please consult the Irish Takeover Panel's website at www.irishtakeoverpanel.ie or contact the Irish Takeover Panel on telephone number +353 1 678 9020 or fax number +353 1 678 9289.

A copy of this Announcement will be made available by Activision Blizzard free of charge, subject to certain restrictions relating to persons in restricted jurisdictions, on activisionblizzard.acquisitionoffer.com by no later than 12 noon ET/New York time on February 24, 2016.